UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Golf Trust of America, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share**

(Title of Class of Securities)

38168B103

(CUSIP Number)

James J. Finnegan, Esq.

AEW Capital Management, Inc.

World Trade Center East, Two Seaport Lane, Boston, MA 02210

(617) 261-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**AEW Targeted Securities Fund, L.P. (the “Reporting Person”) currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of Golf Trust of America, Inc., which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Targeted Securities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

* The calculations above are based on 7,372,788 shares of GTA Common Stock outstanding, as reported in GTA’s Annual Report on Form 10-K (File No. 001-14494) filed with the Securities and Exchange Commission (“SEC”) on March 30, 2005.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on May 13, 2005 (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Golf Trust of America, Inc., a Maryland corporation (“GTA” or the “Issuer”).  AEW Targeted Securities Fund, L.P. currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of the Issuer, which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 11, 2005, GTA and AEW Fund entered into a certain letter agreement that amends the Option Agreement (the “First Amendment”).  The First Amendment provides, among other things, that the Option Termination Date shall automatically be extended to December 30, 2005 if a deposit in the amount of $4,500,000 (the “Deposit”) becomes non-refundable to CMI Financial Network, LLC or its nominee (the “Buyer”) on or before December 9, 2005, subject to certain limited exceptions set forth in a certain Asset Purchase Agreement by and between the Buyer and GTA, dated as of October 27, 2005.  In the event that the Deposit does not become non-refundable to the Buyer on or before December 9, 2005, this First Amendment shall automatically terminate and the Option Agreement as unmodified by the First Amendment shall govern.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons since the date of the filing of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Under the terms of the First Amendment, the Exercise Price shall bear interest from, and including, December 1, 2005 until, and including, the date the Notice is delivered to AEW at a rate of ten percent (10%) per annum.  Such interest shall be due and payable at the same time as the Exercise Price and shall be calculated daily on the basis of the actual number of days elapsed and a three hundred sixty (360) day year.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Agreement regarding the filing of joint Schedule 13D.
Exhibit 2	Letter Agreement, dated as of November 11, 2005, by and between Golf Trust of America, Inc. and AEW Targeted Securities Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2005

AEW Capital Management, L.P.

By: AEW Capital Management, Inc., its general partner

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Capital Management, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, L.L.C.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Targeted Securities Fund, L.P.

By:	AEW TSF, L.L.C., its general partner

By:	AEW TSF, Inc., its managing member

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President